12011731

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
8- 44071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACQUEST SECURITIES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 McKinney Street, Suite 3250
(No. and Street)

Houston (City) TX (State) 77010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper + Pearson Company, P.C.
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1000 (Address) Houston (City) TX (State) 77056 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/2

OATH OR AFFIRMATION

I, Thomas Schnitzius, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Acquest Securities, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Thomas Schnitzius, Principal / CCO
Title

Roxanna C. Weston
Notary Public

ROXANNA C. WESTON
Notary Public, State of Texas
My Commission Expires
December 17, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACQUEST SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2011

HARPER & PEARSON COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

harperpearson.com

ACQUEST SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2011

CONTENTS

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members
Acquest Securities, LLC
Houston, Texas

We have audited the accompanying balance sheet of Acquest Securities, LLC (the Company) as of December 31, 2011 and the related statement of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Acquest Securities, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 22, 2012

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

ASSETS

Cash and cash equivalents	$	330,155
Accounts receivable - affiliate		31,860
Furniture, fixtures and equipment, net of accumulated depreciation of $206,913		82,267
TOTAL ASSETS	$	444,282

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	9,200
MEMBER'S EQUITY		435,082
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	444,282

See accompanying notes.

ACQUEST SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES	
Commission and other income	$ 2,439,978
EXPENSES	
Employee compensation	632,167
Member and employee benefits	9,917
General and administrative	479,444
TOTAL EXPENSES	1,121,528
NET INCOME	$ 1,318,450

See accompanying notes.

Balance, December 31, 2010	$ 514,292
Net income	1,318,450
Distributions to member	(1,397,660)
Balance, December 31, 2011	$ 435,082

See accompanying notes.

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,318,450
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,784
Changes in operating assets and liabilities	
Accounts receivable - affiliate	(24,896)
Prepaid expenses	15,913
Accounts payable and accrued expenses	(68,466)
Net cash provided by operating activities	1,245,785
CASH FLOWS FROM INVESTING ACTIVITIES	
Disposal of furniture, fixtures and equipment	1,455
Net cash provided by investing activities	1,455
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(1,397,660)
Net cash used by financing activities	(1,397,660)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(150,420)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	480,575
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 330,155

See accompanying notes.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Acquest Securities, LLC (a Texas limited liability company) ("the Company") maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP). Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business - The Company is located in Houston, Texas and is a private investment banking firm. Accordingly, the Company has claimed an exemption from the Securities and Exchange Commission's (SEC) Rule 15c3-3 under section (K)(2)(i). The Company is registered as a Broker-Dealer with the SEC, and a member of the Financial Industry Regulatory Authority (FINRA).

Statement Presentation - The unclassified balance sheet is presented in accordance with industry standards.

Cash and Cash Equivalents - The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Fixed Assets and Depreciation - Fixed assets are recorded at cost. Depreciation is provided using accelerated depreciation methods based on estimated useful lives of five to seven years.

Revenue Recognition - Investment banking fees from securities related transactions are recognized when transactions close and receivables are recorded at that time.

Income Taxes - The Company's income, losses, and tax credits will be included in the income tax return of the Member. Accordingly, the Company does not record a provision for Federal income taxes. The Company accrues Texas Margin taxes which were minimal in 2011.

GAAP provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements. GAAP requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The Company believes that all significant tax positions utilized by the Company will more likely than not be sustained upon examination. As of December 31, 2011, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2008 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statement of income.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company has evaluated subsequent events through February 22, 2012, the date the financial statements were available to be issued. No subsequent events occurred which require adjustment or disclosure to the financial statements at December 31, 2011.

NOTE B COMPANY AGREEMENT

Effective December 17, 2007, the Company redeemed a member's 33.33% interest in the Company for $102,129. In connection with this redemption, the Company agreed to make payments to the former member if transactions with certain Company clients are completed. No payments were made during 2011 as a result of the Agreement. As of December 31, 2011, there are no amounts due to the former member under the terms of the Agreement. No future payments to the former member are anticipated because conditional events that would trigger payments expired on September 30, 2010 as per the Settlement Agreement.

NOTE C MANAGEMENT AGREEMENT

The Company entered into a management agreement with Acquest Advisors, LLC (Advisors), a company related through common ownership, whereby Advisors will provide administrative and operational services, facilities, furniture and pay all overhead expenses of the Company.

Advisors receives an incremental allocation service fee of $20,000 per month and a proportional allocation service fee equal to 50% of the monthly adjusted net operating income of the Company. The service fees may be adjusted upon written notice by Advisors.

NOTE D NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2011 the Company had net capital of $320,955 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .03 to 1 at December 31, 2011. The Securities Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Company at this time of no greater than 15 to 1.

NOTE E CONCENTRATIONS AND CREDIT RISK

The Company's bank balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. It is the Company's practice to utilize high net worth financial institutions to minimize its credit risk.

Generally, no collateral or other security is required to support accounts receivable. At December 31, 2011, management determined that no allowance for doubtful accounts was required. Approximately 90% of the Company's revenues for 2011 were earned from one client.

ACQUEST SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

NET CAPITAL	
Total member's equity qualified for net capital	$ 435,082
Deductions and/or charges	
Nonallowable assets:	
Accounts receivable - affiliate	(31,860)
Furniture, fixtures and office equipment, net	(82,267)
Net capital	$ 320,955
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 613
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 315,955
Ratio: Aggregate indebtedness to net capital	.03 to 1
NET CAPITAL, AS REPORTED IN COMPANY'S PART II (Unaudited) FOCUS Report	$ 320,318
RECONCILING ITEMS OR DIFFERENCES:	
Remove payroll liability	9,837
Accrue for margin taxes	(9,200)
NET CAPITAL PER ABOVE	$ 320,955

See independent auditor's report.

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.

REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17 A-5 FOR A
BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15C3-3

To the Member
Acquest Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Acquest Securities, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

Houston, Texas
February 22, 2012

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

February 22, 2012

To the Member
Acquest Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Acquest Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Acquest Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Acquest Securities, LLC's management is responsible for Acquest Securities, LLC's compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including the general ledger detail and cash disbursements journal noting no differences.
2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.
3. We compared adjustments reported in Form SIPC-7 with supporting schedules and working papers including general ledger detail and clearing broker reports noting no differences.
4. We proved the arithmetical accuracy of the calculation reflected in Form SIPC-7 and in the related schedules and working papers including general ledger detail and quarterly Focus reports supporting the adjustments noting no differences.
5. We compared the amount of overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting overpayments were not applicable for this report.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

Houston, Texas

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044071 FINRA DEC
ACQUEST SECURITIES LLC 20*20
1221 MCKINNEY ST STE 3250
HOUSTON TX 77010-2030

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tom Schnitzius (713) 222-2170

2. A. General Assessment (item 2e from page 2) $ 5,192.22

B. Less payment made with SIPC-6 filed (exclude interest) (318.00)

07/22/2011
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 4,874.22

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,874.22

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,874.22

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Acquest Securities LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Designated Principal
(Title)

Dated the 12 day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,439,978
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed Income - Payroll Reimbursement	363,092
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	363,092
2d. SIPC Net Operating Revenues	$ 2,076,886
2e. General Assessment @ .0025	$ 5,192.22 (to page 1, line 2.A.)